U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.


                                  FORM 12B-25



                         NOTIFICATION OF LATE FILING


                                                 0-5128
                                                 SEC File Number
                                                 810202 10 1
                                                 CUSIP Number

(Check One)   [ ]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K
              [X]  Form 10-Q   [ ]  Form N-SAR

For Period Ended ........................ September 30, 2002

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended........................

[Read Instruction (on back page) Before Preparing Form.
Please Print or Type ]
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
       Not Applicable




PART I -- REGISTRANT INFORMATION

          Scott's Liquid Gold-Inc.
          Full Name of Registrant

              Not Applicable
          Former Name if Applicable

             4880 Havana Street
          Addresses of Principal
             Executive Office

           Denver, CO  80239-0019
          City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.
(Check box if appropriate)        [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed in the prescribed period.

      Scott's Liquid Gold-Inc. (the "Company") and its independent accountants, KPMG LLP, have not been able to complete a review of the unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2002.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Jeffry B. Johnson      (303)        373-4860
          (Name)           Area Code   Telephone Number

(2)	Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934
or Section 30 of the Investment Company Act of 1940 during
the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed?
If the answer is no, identify report(s).  Yes  [x]   No  [  ]

(3)	Is it anticipated that any significant change in results
of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
                               Yes   [x]          No   [  ]

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that the Company will have net income for the three months and nine months ended September 30, 2002, compared to a net loss of ($657,400) and ($1,323,600) for the three and nine months ended September 30, 2001. The Company is unable to state amounts for the net income because the review of financial statements has not yet been completed. The Company expects that the anticipated net income will be attributable in large part to the Company's receiving $594,600 as payment of a judgment in a lawsuit against an insurer, as previously reported, and a reduction in its accounts receivable allowance based upon various factors. Revenues for the three months ended September 30, 2002 are anticipated to be higher than revenues of $4,933,400 for the three months ended September 30,
 2001. Revenues for the nine months ended September 30, 2002 are anticipated to be lower than revenues of $19,439,000 for the nine months ended September 30, 2001. The increase in revenues for the three months ended September 30, 2002, compared to third quarter of 2001, is due primarily to higher sales of Montagne Jeunesse products that more than offset the decreases in sales of Alpha Hydrox products and household chemical products. The decrease in revenues for the nine months ended September 30, 2002 compared to the nine months ended
September 30, 2001 is primarily due to a decrease in sales of Alpha Hydrox products and household chemical products offset in part by higher sales of Montagne Jeunesse products.



                     SCOTT'S LIQUID GOLD-INC.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:	November 14, 2002          By:  /s/ Jeffry B. Johnson
                                      Jeffry B. Johnson
                                      Treasurer and Chief
                                       Financial Officer